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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.            )*

                        TOTAL CONTROL PRODUCTS, INC. (TCPS)
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                                  (Name of Issuer)

                             Common Stock, no par value
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    89149V 10 6
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                                   (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 pages
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                                     SCHEDULE 13G

CUSIP NO.         89149V 10 6           PAGE    2      OF      5      PAGES
         -----------------------             -------        --------

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  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Keizo Wada

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/

                                                                   (b) / /


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  3    SEC USE ONLY



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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Japan


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                         5    SOLE VOTING POWER

                                 18,000

                       --------------------------------------------------------

                         6    SHARED VOTING POWER

  NUMBER OF                      380,001
   SHARES
BENEFICIALLY
 OWNED BY
   EACH                --------------------------------------------------------
 REPORTING               7    SOLE DISPOSITIVE POWER
  PERSON
   WITH                          18,000

                       --------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                                 380,001

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  9                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON


                                 398,001

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  10                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                              EXCLUDES CERTAIN SHARES*                      / /



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  11                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                   5.0%
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  12                          TYPE OF REPORTING PERSON*

                                   IN

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                  *SEE INSTRUCTION BEFORE FILLING OUT!


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                                     SCHEDULE 13G

CUSIP NO.         89149V 10 6           PAGE    3      OF      5      PAGES
         -----------------------             -------        --------

-------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Digital Electronics Corporation

-------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/

                                                                   (b) / /


-------------------------------------------------------------------------------
  3    SEC USE ONLY



-------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Japan


-------------------------------------------------------------------------------

                         5    SOLE VOTING POWER

                                 380,001

                       --------------------------------------------------------

                         6    SHARED VOTING POWER

  NUMBER OF
   SHARES
BENEFICIALLY
 OWNED BY
   EACH                --------------------------------------------------------
 REPORTING               7    SOLE DISPOSITIVE POWER
  PERSON
   WITH                          380,001

                       --------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                                 380,001

-------------------------------------------------------------------------------
  9                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON


                                 380,001

-------------------------------------------------------------------------------
  10                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                              EXCLUDES CERTAIN SHARES*                      / /



-------------------------------------------------------------------------------
  11                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                   4.8%
-------------------------------------------------------------------------------
  12                          TYPE OF REPORTING PERSON*

                                   CO

-------------------------------------------------------------------------------


                  *SEE INSTRUCTION BEFORE FILLING OUT!


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ITEM 1 (a)     Name of Issuer: Total Control Products, Inc.

ITEM 1 (b)     Address of Issuer's Principal Executive Offices:

               2001 North Janice Avenue, Melrose Park, Illinois 60160

ITEM 2 (a)     Name of Person Filing:        (i) Keizo Wada
                                             (ii) Digital Electronics
                                                  Corporation ("Digital")

ITEM 2 (b)     Address of Principal Business Office, or, if none, Residence:

                    (i) c/o Digital Electronics Corporation
                    8-2-52 Nanko-Higashi
                    Suminoe-ku, Osaka, 559 Japan

                    (ii) 8-2-52 Nanko-Higashi
                    Suminoe-ku, Osaka, 559 Japan

ITEM 2 (c)     Citizenship:        (i) Japan
                                   (ii) Not Applicable

ITEM 2 (d)     Title of Class of Securities:

               Common Stock, no par value ("Shares")

ITEM 2 (e)     CUSIP Number:   89149V 10 6

ITEM 3         Not applicable.  (This Schedule is filed pursuant to Rule
               13d-1(c).)

ITEM 4         Ownership:

               The following information is provided as of  December 31, 1997:

               (a) Amount Beneficially Owned: The group beneficially owns 398,001 Shares.

                    (i) Keizo Wada beneficially owns 398,001 Shares, which includes 380,001 Shares held in the name of Digital, of which Keizo Wada is the President, Chief Executive Officer and a Director.

                    (ii) Digital beneficially owns 380,001 Shares.

               (b)  Percent of Class:

                    The group beneficially owns 5.0% of the outstanding Shares, Keizo Wada beneficially owns 5.0% of the outstanding Shares and Digital beneficially owns 4.8% of the outstanding Shares, assuming there are 7,922,532 Shares outstanding as of December 31, 1997.

               (c) (i) Keizo Wada has sole power to vote or direct the vote of 18,000 Shares and sole power to dispose or direct the disposition of 18,000 Shares, and shared power to vote or direct the vote of 380,001 Shares and shared power to dispose or direct the disposition of 380,001 Shares.
                    (ii) Digital has sole power to vote or direct the vote of 380,001 Shares and sole power to dispose or direct the disposition of 380,001 Shares.


                                  Page 4 of 5 pages
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ITEM 5         Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6         Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not applicable.

ITEM 8         Identification and Classification of Members of the Group:

               See Exhibit A.

ITEM 9         Notice of Dissolution of Group:

               Not applicable.

ITEM 10        Certification:

               Not applicable.

Pursuant to Rule 13d-1(f)(1)(iii) the reporting persons have filed a Joint Filing Agreement as Exhibit B.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                        February 6, 1998
                             -------------------------------------------
                                              Date

                              Digital Electronics Corporation


                                         /s/ Keizo Wada
                             -------------------------------------------
                                            Signature

                                      Keizo Wada/President
                             -------------------------------------------
                                           Name/Title

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                        February 6, 1998
                             -------------------------------------------
                                              Date

                                         /s/ Keizo Wada
                             -------------------------------------------
                                            Signature

                                        Keizo Wada
                             -------------------------------------------
                                           Name/Title

ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  Page 5 of 5 pages
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                                  EXHIBIT A

                      IDENTIFICATION OF GROUP MEMBERS

(i)  Keizo Wada


     c/o Digital Electronics Corporation
     8-2-52 Nanko-Higashi
     Suminoe-ku, Osaka, 559 Japan

     Keizo Wada is the President, Chief Executive Officer and a Director of Digital Electronics Corporation.

(ii) Digital Electronics Corporation ("Digital")


     8-2-52 Nanko-Higashi
     Suminoe-ku, Osaka, 559 Japan

     Digital is a Japanese Corporation engaged in the manufacture of computer components.
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                                  EXHIBIT B

                        AGREEMENT FOR JOINT FILING

By this agreement, the undersigned agree that the Statement on Schedule 13G being filed on or about this date, with respect to the ownership of shares of common stock of Total Control Products, Inc. and any subsequent amendment to such Schedule 13G filed by any of the undersigned, is being filed on behalf of each of us.

Dated: February 6, 1998




                                            Keizo Wada


                                            By: /s/ Keizo Wada
                                               ------------------------------
                                                   Keizo Wada


                                            Digital Electronics Corporation


                                            By: /s/ Keizo Wada
                                               ------------------------------
                                                   Keizo Wada, President